EXHIBIT 99
Grays Ferry Cogeneration Partnership
Financial Statements for the Years Ended December 31, 1998 and 1997 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Partners of Grays Ferry Cogeneration Partnership:
We have audited the accompanying balance sheets of Grays Ferry Cogeneration Partnership (the "Partnership"), as of December 31, 1998 and 1997, and the related statements of changes in partners' capital, and cash flows for the years then ended, and the related statement of income for the period from January 9, 1998 (date of commercial operation) to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1998 and 1997, and its cash flows for the years then ended, and the results of its operations for the period from January 9, 1998 (date of commercial operation) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the financial statements, PECO Energy has taken action to terminate its power purchase agreements with the Partnership. As a consequence, the Project Lender has determined that the Partnership is in default. These actions raise substantial doubt about the Partnership's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note

2. The financial statements do not include any adjustment that might result from the outcome of these uncertainties, other than the classification of the Project debt as current.
Deloitte & Touche LLP
Philadelphia, Pennsylvania
January 26, 1999 (except Note 9, as to which the date is March 10, 1999)

GRAYS FERRY COGENERATION PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
ASSETS                                            1998           1997

CURRENT ASSETS:

Cash and cash equivalents                         $18,628,423    $6,441,729
Accounts receivable - related parties              10,678,770     2,630,093
Accounts receivable - other                         1,805,350
Inventory                                           2,163,444     1,020,469
 Prepaid expenses                                     116,976
                                                  -----------    ---------
     Total current assets                          33,392,963    10,092,291
PROPERTY, PLANT AND EQUIPMENTS:
Construction work-in-progress                     144,328,197
Plant in service                                  151,297,117
                                                  -----------    ---------Total
     Property, plant & equipment             151,297,117   144,328,197
Accumulated depreciation                          (7,402,171)
                                                  -----------    ---------
Property, plant and equipment - net               143,894,946   144,328,197
OTHER ASSETS (Net of accumulated
     amortization of $426,949 in 1998)               6,875,906    6,544,595
                                                  -----------    ---------
TOTAL ASSETS                                      $184,163,815 $160,965,083
                                                  ===========   ===========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
Construction loan (Notes 2 and 6)                 $94,324,049  $113,000,000
Subordinated debt (Note 6)                         15,000,000
Accounts payable and accrued
          liabilities - related parties             3,503,417       558,759
Accounts payable and accrued
          liabilites - other                       15,017,152     6,381,865
Retainage payable                                   5,581,729     5,581,729
                                                  ------------    ---------
Total liabilities                                 133,426,347   125,522,353
PARTNERS' CAPITAL                                  50,737,468    35,442,730
                                                  -----------    ----------

TOTAL LIABILITIES AND PARTNERS'
          CAPITAL                                 $184,163,815  160,965,083
                                                  ============  ===========

See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP

STATEMENT OF INCOME
PERIOD FROM JANUARY 9, 1998 (Date of Commercial Operation)
TO DECEMBER 31, 1998
REVENUES FROM RELATED PARTIES:
     Electric energy sales              $50,776,226
     Steam sales                         14,741,775
     Capacity fees:
          Electric                        9,531,900
          Steam                           3,075,988
                                         ----------
Total revenues                            78,125,889
                                        ------------

OPERATING EXPENSES:
     Fuel and consumables:
          Related party                    2,531,844
                              Other       32,394,334
     Operation and maintenance:
          Related parties                  1,527,916
          Other                            2,819,680
     General and administrative:
          Related parties                  2,772,641
          Other                            2,373,432
     Depreciation                          7,402,171
                                        -----------
Total operating expenses                  51,822,018
                                        -----------
INCOME FROM OPERATIONS                    26,303,871
                                        ------------

OTHER INCOME (EXPENSE):
     Interest income                         665,765
     Interest expense                    (11,674,898)
                                        ------------
Total other expense                      (11,009,133)
                                        -------------
NET INCOME                              $ 15,294,738
                                        ============
See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 1998 AND 1997

                     Adwin         CogenAmerica       Trigen      Total
                    (Schuylkill)   Schuylkill        (Schuylkill) Partners'
                    Cogeneration,  Inc. Cogeneration,             Capital
                         Ind.           Inc.
                    ------------   ------------------  ------    --------
BALANCE,
     JAN. 1, 1996  $ 2,784,214     $2,658,516                    $5,442,730
Capital Con-
     tributions     10,000,000     10,000,000    10,000,000      30,000,000
                    ---------- ----------        -----------     ---------
BALANCE,
     DEC. 31,1997  12,784,214      12,658,516    10,000,000      35,442,730
Net income for
     period         5,098,246       5,098,246     5,098,246      15,294,738
                    ----------    ---------- -   ----------       ---------
BALANCE,
     DEC. 31, 1998 $17,882,460    $17,756,762   $15,098,246     $50,737,468

                    ==========    ===========       ===========   ===========

See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                             1998           1997
OPERATING ACTIVITIES:
Net income     $15,294,738
Adjustments to reconcile net income
    to net cash provided by
    operating activities:
     Depreciation                             7,402,171
     Amortization of other asset                426,949
     Changes in assets and liabilities
          which provided (used) cash:
     Accounts receivable - related parties   (8,048,677)
     Accounts receivable - other             (1,805,350)
     Prepaid assets                            (116,976)
     Inventories                             (1,142,975)
     Accounts payable and accrued expenses
          - related parties                   3,503,417
     Accounts payable and accrued expenses
          - other                            15,017,152
     Other assets                              (758,260)
                                             ----------
Net cash provided by operating activities    29,772,189
                                             -----------

INVESTING ACTIVITIES:
     Construction expenditures               (6,968,920)   $(74,253,351)
     Decrease in other construction related
          expenses                                           (2,439,849)
     Decrease in construction related
          accruals - related parties           (558,759)
     Decrease in construction related accruals
          - other                            (6,381,865)     (4,812,728)
                                             -----------     -----------
     Net cash used in investing activities   (13,909,544)   (81,505,928)
                                             ------------     ----------

FINANCING ACTIVITIES:
Proceeds from borrowings under
     construction loan agreement and
     subordinated debt                        15,000,000      57,900,000
     Repayment of construction loan agreement(18,675,951)
     Partners' capital contributions                          30,000,000
     Net cash (used in) provided by
          financing activities               (3,675,951)      87,900,000
                                             ------------   ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS    12,186,694        6,394,072

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD 6,441,729          47,657

                                                        -----------    --------
                                             ----

CASH AND CASH EQUIVALENTS, END OF PERIOD     18,628,423    $  6,441,729
                                             ===========    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
     Cash paid during the year for interest,
          net of amounts capitalized in 1997 $ 7,770,075    $      -
                                             ===========    ============

See notes to financial statements.

Grays Ferry Cogeneration Partnership

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1998 AND 1997

1.   ORGANIZATION OF PARTNERSHIP

Grays Ferry Cogeneration Partnership, (the "Partnership") was organized on October 29, 1991 as a Pennsylvania general partnership for the sole purpose of developing, owning, constructing and operating a 150 megawatt gas and oil fired qualifying cogeneration facility (the "Project") at the Schuylkill Station of the TrigenPhiladelphia Energy Corporation ("TPEC") in Philadelphia, Pennsylvania. For the period from October 29, 1991 (date of inception) through January 8, 1998, the Partnership was considered a development stage entity as its sole activity was construction of the Facility. Pursuant to 20-year electricity and 25-year steam purchase agreements between the Partnership and its two customers, sales of electricity and steam began in January 9, 1998, the date of Commercial Operation.


The Partnership's date of Commercial Operation of January 9, 1998 was chosen because it was the date its customers started paying it for electricity and steam sold to them under its 20-year electricity purchase agreements and its 25-year steam purchase agreements. The Partnership believes the date should have been December 30, 1997 and is litigating this issue as part of the litigation described in Note 2.

The Partnership's original general partners are Adwin Equipment Company, a wholly owned subsidiary of Eastern Pennsylvania Development Company, which is a wholly owned subsidiary of PECO Energy Company ("PECO") and O'Brien (Schuylkill) Cogeneration, Inc., ("O'Brien"), a wholly owned subsidiary of O'Brien Environmental Energy, Inc. Subsequent to the original Partnership formation, Adwin (Schuylkill) Cogeneration, Inc. ("Adwin"), a wholly owned subsidiary of Adwin Equipment Company, was assigned all rights, responsibilities, and obligations of the Partnership previously held by Adwin Equipment Company.

Trigen (Schuylkill) Cogeneration, Inc. ("Trigen"), a wholly owned subsidiary of Trigen Energy Corporation and an affiliate of TPEC, Philadelphia Thermal Development Corporation, ("PTDC"), and Philadelphia United Power Corporation, ("PUPCO"), joined the Partnership as an equal partner as of March 1, 1996.

In a reorganization plan, approximately 40% of the capital stock of O'Brien Environmental Energy, Inc. was acquired by NRG Energy, Inc., and the Company was renamed NRG Generating (U.S.) Inc. As a result of this reorganization, O'Brien became known as NRGG (Schuylkill) Cogeneration, Inc. ("NRGG"). During 1998, NRGG was renamed CogenAmerica Schuylkill, Inc. ("Cogen").

The three general partners are equal partners, with net operating profits and losses and distributions to be allocated equally to the partners, subject to the terms and provisions as stated in the Amended and Restated Partnership Agreement.

2.   CONTINUATION OF BUSINESS

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed below, PECO has taken action to terminate its power purchase agreements with the Partnership. As a consequence, the Project Lender has determined that the Partnership is in default. These actions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties, other than the classification of the Project debt as current.

Engineering, Procurement and Construction Contract - Although the Partnership began Commercial Operation on January 9, 1998, the Partnership has not yet accepted care, custody or control of the Project from Westinghouse Electric Corporation (the "Contractor") due to the Partnership's concerns over design and construction issues. This issue is in arbitration.

PECO - In March 1998, the Partnership received notice from PECO that PECO believes its power purchase agreements with the Partnership are no longer effective. PECO has refused to pay the rates set forth in the agreements based on its allegations that the Pennsylvania Public Utilities Commission (the "PPUC") has denied cost recovery of the power purchase agreements in retail electric rates.

On March 9, 1998, the Partnership, along with Trigen, NRGG and TPEC (collectively "Plaintiffs") filed suit against PECO, Adwin and the PPUC (collectively "Defendants") in United States District Court for the District of Pennsylvania. The suit sought to enjoin PECO from terminating the power purchase agreements and to compel PECO to pay the rates set forth in the agreements. In addition, the Plaintiffs sought actual damages, punitive damages, attorneys' fees and costs. On March 19, 1998, the federal district court dismissed the lawsuit for lack of subject matter jurisdiction.

On April 9, 1998, the Plaintiffs filed suit against the Defendants in the Court of Common Pleas (the "Court") for Philadelphia County in the State of Pennsylvania. Preliminary injunctive relief against PECO in the form of specific performance of the electric sale agreements, including payments according to the contract terms, was granted by the Court on May 6, 1998. A $50,000 bond required by the Court was posted by the Plaintiffs on May 7, 1998. On May 8, 1998, PECO sought a stay of the May 6 Order which was denied on May 20, 1998. Also on May 20, 1998, the Court issued a separate order adjudging PECO to be in civil contempt of the May 6 Order. A coercive sanction of $50,000 per day, or portion thereof, for nonpayment of all sums owing by PECO in accordance to the contract terms was included in the May 20, 1998 Order. An emergency application of stay by PECO of the May 6 Order was denied on May 22, 1998. As a result, PECO complied with the May 6 Order on May 22, 1998.

Construction Loan Default - On March 17, 1998 the Partnership received a notice of default from the Project Lender stating that PECO's determination that the power purchase agreements are no longer in effect constitutes a Material Adverse Effect as defined under the credit agreement. In addition, the Subordinate Credit Commitment (the "Subordinate Debt") contains cross-default provisions; accordingly upon notice of default from the Project Lender, the Partnership was in default on its Subordinate Debt. As of the date of this report, the default has not been waived; accordingly, the Partnership's long-term debt has been reclassified as current in the Partnership's balance sheet (see Note 6). The Project Lender has also restricted the Partnership's ability to make distributions to related parties for certain transactions, along with distributions to the Partners of Partnership earnings. In addition, the interest rate charged under the credit agreement increased to prime plus 2.00%, and the interest on the Subordinate Debt increased to prime plus 3.5% (9.75% and 11.25%, respectively, at December 31, 1998), the penalty interest rates.

Management intends to vigorously pursue enforcement of the power purchase agreements, which if successful, should result in a cure of the construction loan and Subordinate Debt default.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalized Project Costs - Construction of the Project was originally scheduled to be completed on or about December 8, 1997 (see Notes 1 and 5), at an estimated cost of $158,000,000. $128,000,000 was provided from the proceeds of the credit agreements (see Note 6), and $30,000,000 was provided from partners' capital contributions (see Note 7). The remainder has been financed through accounts and retainage payable. Capitalized Project costs include costs incurred in the development and construction of the gas and oil fired 150-megawatt cogeneration facility. The majority of these costs represent expenditures made under the Engineering, Procurement, and Construction contract between the Partnership and the Contractor. Other costs represent expenditures for legal, consulting, engineering and financing activities relating to the Project. All costs related to the design and construction of the Project up to the date of Commercial Operation on January 9, 1998, have been capitalized as construction work-in-progress when incurred and now are classified as plant in service, except deferred financing fees which are included in other assets. Substantially all of the property, plant and equipment is being depreciated over 20 years, the life of the Project's electric and contingent capacity sales agreements (see Note 4).

(b) Revenue Recognition - The Partnership's primary source of revenues is from the sale of steam to TPEC and the sale of electricity generated by the Project to PECO. Pursuant to the Steam Sales Agreement, TPEC is obligated to purchase all of its steam requirements from the Project as defined in the agreement. Under the provisions of the Power Purchase Agreements, PECO has agreed to purchase, or accept delivery of, the net electric output from the Project, up to the lesser of 150 megawatts or the amount of electric output for which the Federal Energy Regulatory Commission ("FERC") has certified the Project.

(c) Segment Reporting - The Partnership currently operates the Project, which produces two forms of salable energy from one generation process. Revenues from each of the two forms are disclosed on the statement of income.

(d) Inventory - Inventory, which is recorded on the first-in, first-out basis, consists of the following at December 31:

                                        1998                1997
Fuel                                    $1,532,987          $1,020,469
Spare Parts                                630,457
                                        ----------          ---------
                                        $2,163,444          $1,020,469
                                        ==========          ==========

(e) Fair Value of Financial Instruments - The amounts reported in the balance sheets for accounts receivable, accounts payable and debt approximate fair value.

(f) Accounting for Income Taxes - The Partnership is not a taxpaying entity for income tax purposes. Taxable income or loss from the Partnership is reportable by the Partners on their respective income tax returns. Accordingly, there is no recognition of income taxes in the financial statements.

(g) Interest Rate Hedging - The Partnership entered into interest rate swap agreements in order to hedge against future increases in interest rates. For swap contracts that effectively hedge interest rate exposures, the net cash amounts paid or received on the contract are accrued and recognized as an adjustment to interest expense over the period of the contract.

(h) Use of Estimates - The preparation of the Partnership's financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the amounts of expenses during the reporting periods. Actual results could differ from those estimates.

(i) Reclassifications - Certain amounts in the 1997 financial statements have been reclassified to conform to current year presentation.

(j) Cash and Cash Equivalents - The Partnership classifies all investments with terms to maturity of less than three months upon purchase as cash and cash equivalents. Cash and cash equivalents at December 31, 1998 consist primarily of a money market investment account, which is carried at market, which approximates cost.

(k) Deferred Financing Costs - Deferred financing costs of $6,544,596 are amortized over the life of the credit agreements and are included in other assets.

(l) Real Estate Taxes - The Partnership has accrued real estate taxes as required in the Facility Lease (see Note 4). The Partnership has made its best estimate of its anticipated real estate taxes, but has not yet been billed by its local taxing authority. However, management does not believe that actual taxes due will be materially different than the amounts currently accrued.

4.   RELATED PARTY AGREEMENTS AND TRANSACTIONS

Facility Lease - The Project is located at 2600 Christian Street, Philadelphia, Pennsylvania, on the site of TPEC's Schuylkill Station and PECO's Schuylkill Station, which is owned by PECO. The Partnership has leased a portion of the land which TPEC has leased from PECO. The lease agreement with TPEC commenced on the date construction began, March 8, 1996, and will terminate 25 years from the date of Commercial Operation. The Partnership is obligated to pay TPEC $1 per year as rent. The Partnership is required to pay any increase in taxes, assessments and fees assessed against the site or the Facility during the lease term.

Dock Facility Service Agreement - The Partnership has an agreement with PTDC and TPEC, an affiliate of PTDC, for fuel oil transportation and storage services. The Partnership pays operating fees based on the number of barrels received at, or delivered to, the dock as well as a storage fee for barrels stored for use by the Project. These fees are adjusted annually based on the Consumer Price Index ("CPI"). During 1998 and 1997, the Partnership incurred costs associated with these services of $199,640 and $100,923, respectively, of which $12,862 and $100,923 is included in accounts payable at December 31, 1998 and 1997, respectively. The entrance to the Schuylkill Station of TPEC, which is also the entrance to the Project, was upgraded in 1997. The Partnership had previously agreed to reimburse TPEC for its share of the cost which amounted to $250,000.

Operations and Maintenance Agreement - PUPCO, a Delaware corporation, an affiliate of TPEC, manages and performs all operation and maintenance of the Project subsequent to the Commercial Operation date in accordance with a 25-year agreement. Prior to Commercial Operation, PUPCO was reimbursed for certain costs incurred during mobilization and received a monthly fee of $25,000 limited to $150,000 in total monthly fees. After Commercial Operation begins, the Partnership is required to pay PUPCO an annual operating fee of $600,000 as detailed in the agreement. A portion of the operating fee, $400,000, is adjusted annually based on changes in the CPI. As an additional fee, PUPCO will receive 30% of all payments received by the Partnership pursuant to the Contingent Capacity Purchase Addendum (Phase 1). The Partnership was billed by PUPCO annual operating fees of $600,000 and a capacity fee of $757,416, and reimbursable expenses of $1,647,658 for 1998, of which $1,497,003 was included in accounts payable at December 31, 1998. Included in those billings were $29,192 and $32,851 of fees and reimbursable expenses, respectively, which were capitalized as construction cost.

Steam Sale Agreement - The Partnership has a 25-year agreement with TPEC in which the Partnership sells all of the steam produced by the plant to TPEC.
The price for low- and high-pressure steam is determined based on a function of weighted average fuel price, CPI and the City of Philadelphia Tariff Water and Sewer Rates. The agreement requires TPEC to pay for a minimum of 3.3 Mlbs on an annual basis upon Commercial Operation. During 1998 and 1997, $18,113,962 and $851,182, respectively, was billed by the Partnership to TPEC for steam produced and capacity charges. Of the amounts billed in 1998 and 1997, $296,199 and $851,182, respectively, were capitalized as a reduction of construction costs as such sales occurred as a result of plant testing. Accounts receivable as of December 31, 1998 and 1997 include $3,985,346 and $851,182, respectively, due from TPEC for these billings.

Electric and Contingent Capacity Sales Agreements - The Partnership has two 20 year electric sale agreements with PECO, commencing at the Commercial Operation date, whereby the Partnership supplies PECO with electric output at costs defined by the agreements. The terms of agreements require PECO to purchase or accept delivery of the net electric output from the power plant of the lesser of 150 megawatts or the amount of electric output for which the FERC has certified the power plant. The two parties also entered into a 20-year Contingent Capacity Purchase Addendum which requires PECO to purchase electric capacity from the Partnership. The addendum term commenced on the date of Commercial Operation. During 1998 and 1997, $61,932,981 and $1,778,911,
respectively, was billed by the Partnership to PECO for electricity produced and capacity charges. Of the amounts billed in 1998 and 1997, $1,624,855 and $1,778,911, respectively, were applied as a reduction of construction costs as such sales occurred as a result of plant testing. Accounts receivable as of December 31, 1998 and 1997 include $6,693,424 and $1,778,911, respectively, due from PECO for these billings. As a result of the Project, PECO was required to construct an interconnection between its facility and the Partnership's facility. The costs associated with the interconnection, $2,355,426, were reimbursed to PECO by the Partnership during 1997. Other amounts paid to PECO during 1997 for reimbursement of expenses were $6,000 for the Partnership's portion of a joint thermal modeling study.


Steam Venture Agreement - On September 17, 1993, TPEC, PUPCO and the Partnership entered into an Amended and Restated Steam Venture Agreement for the purpose of the Partnership designing, constructing, starting-up, and testing and owning a cogeneration facility, with the assistance of the other two participants. The agreement required the Partnership to pay PUPCO quarterly fees of $150,000 up to Commercial Operation. Amounts billed in 1997 were capitalized as construction costs; however, $252,635 was in accounts payable at December 31, 1997. After Commercial Operation commenced, PUPCO receives annual fees of $1,200,000 payable in monthly installments. Two-thirds of the annual fee is subject to an escalation of 3% per annum. During 1998 the Partnership was billed $1,200,000 by PUPCO under this agreement, of which $25,806 was capitalized as construction cost. Accounts payable at December 31, 1998, include $1,200,000 related to these billings. In addition, during 1997, the Partnership incurred PUPCO mobilization fees of $150,000.

Fuel Management Agreement - During 1998, the Partnership had an agreement with Exelon Corporation, a subsidiary of PECO, for fuel management services. Under the terms of the agreement, the Partnership was to pay Exelon a fee based on the amount of natural gas and liquid fuels delivered to the Project. During 1998, the

Partnership incurred costs associated with these services of $176,480, of which $4,474 was capitalized as construction costs and $176,480 was included in accounts payable at December 31, 1998.

Construction Management - NRGG received fees and reimbursed expenses for management services provided to the Project and for acting as the Partnership's representative to administer all third-party contracts during the construction phase. The arrangement commenced on March 8, 1996 and ceased upon Commercial Operation. During 1998, NRGG billed the Partnership fees and reimbursed expenses of $56,250 and $214,795, respectively, all of which was capitalized as construction cost. Accounts payable at December 31, 1997 included $205,201 of such fees and expenses.

Management Services and Other - In accordance with the Partnership agreement, the Partnership is required to pay it's Managing Partner $150,000 per year for providing management services to the Partnership. NRGG acted as Managing Partner through November 15, 1998 and billed the Partnership fees and reimbursable expenses of $131,250 and $36,719, respectively of which $118,750 was included in accounts payable at December 31, 1998. Of these fees, $3,387 was capitalized as construction cost. Effective November 15, 1998, Trigen became the Managing Partner and billed the Partnership fees of $18,750 for the year ended December 31, 1998, all of which was included in accounts payable as of December 31, 1998. In addition, the Partnership purchases demineralized water from Trigen. For the year ended December 31, 1998, the Partnership purchased $2,206,869 of demineralized water from Trigen of which $46,671 was capitalized as a construction cost prior to commercial operation and $498,322 was included in accounts payable as of December 31, 1998.

5.   OTHER SIGNIFICANT CONTRACTS

Gas Supply Agreement - The Partnership has a Gas Sales Agreement with Aquila Energy Marketing Corporation ("Aquila"), a Delaware corporation, providing for the purchase of natural gas to meet the power plant's requirements. The purchase of gas as stated in the agreement is divided into two tiers based on quantity purchased. The price of the first tier, for daily purchases up to 32,000 million British Thermal units (MMBtu) is based on the gas spot market plus a premium. The second tier, for daily purchases above the initial 32,000 MMBtu, is also based on the gas spot market plus a premium. The premium on second tier gas purchases is subject to annual negotiations effective for years beginning January 1, 1999 and after. In addition, beginning in 2001 the price of both tiers is indexed based on the electricity rate received by the Project. The agreement also has a pricing provision for winter quantity gas delivered to certain redelivery points as defined in the agreement. The initial term of the Gas Sales Agreement is 192 months from the initial delivery and may be extended for one-year renewal periods unless terminated by either party. During 1998, the Partnership purchased $14,691,090 of gas under this agreement.

Gas Transportation Arrangements - The Partnership and the Philadelphia Authority for Industrial Development ("PAID") entered into a Service Agreement dated January 28, 1996, whereby PAID agreed to deliver non-interruptible local gas service to the Project for up to 50,000 Dekatherms ("Dth") per day from the date of Commercial Operation via an established agreement with Philadelphia Gas Works ("PGW"). The agreement between the Partnership and PAID is for a period of 25 years and may be extended at the mutual agreement of the two parties.
The Partnership is committed to purchase transportation services for a minimum annual quantity based in part, on steam sales to Trigen. In addition, TPEC permanently released capacity of 15,000 Dth to the Partnership beginning November 1, 1997. TPEC retained first refusal privileges on this released capacity in the event that the Partnership does not require the additional capacity. During 1998, the Partnership purchased $3,187,640 of transportation services under these agreements.

Engineering, Procurement and Construction Contract - The Partnership has a $116,300,000 engineering, procurement and construction contract (the "EPC") with the Contractor. The contract guaranteed that the Project would be provisionally completed by December 8, 1997, the projected date of Commercial Operation. Provisions of the contract included rebates to the Partnership of $70,000 a day should the Contractor fail to complete the Project on schedule as well as bonus payments to the Contractor should the Project be completed prior to schedule. The contract was not completed on time. As such, a rebate in the amount of $1,722,000 has been recorded in accounts receivable at December 31, 1998. The Partnership believes this accrual is based on a conservative estimate. Currently, the Partnership and the Contractor are in arbitration over the completion of the EPC contract (see Note 2). Provisional acceptance of the Project has not yet occurred.

Combustion Turbine Parts Supply and Repair and Scheduled Outage Services Agreement - The Partnership entered into a combustion turbine parts supply and repair and scheduled outage services agreement with Westinghouse Electric Corporation as of August 29, 1997. The agreement requires the Partnership to purchase from the Contractor parts and miscellaneous hardware for the gas turbine comprising a portion of the Project, repair of parts for the gas turbine comprising a portion of the Project, and scheduled outage services and technical field assistance for unscheduled outages as defined in the agreement.

6.   CREDIT AGREEMENTS

On March 1, 1996 the Partnership entered into a $125,000,000 Credit Agreement (the "Agreement") to provide construction and term loan financing for the purpose of financing a major portion of the Project facility. The Agreement provides the Partnership with $113,000,000 of construction loan commitments (the "Construction Loan") which are convertible to term loan commitments (the "Term Loan") after completion of certain criteria as stated in the Agreement, $7,000,000 in letter of credit commitments (the "LOC Commitment"), and $5,000,000 in working capital loan commitments (the "WC Loan"). Upon completion of the Project, the Construction Loan is due and payable or may be converted to a 15-year Term Loan, payable in quarterly installments through the year 2013. The Term Loan is available only to repay the Construction Loan. Substantially all of the Partnership's assets have been pledged as collateral under the Agreement.

The Partnership had $94,324,049 outstanding under the Construction Loan at December 31, 1998. The Partnership has pledged $5,000,000 under its LOC Commitment for outstanding letters of credit as of December 31, 1998.

Interest on balances outstanding under the Construction Loan and the WC Loan prior to conversion of Construction Loan to Term Loan, is based on either the base rate, as defined in the Agreement, or LIBOR plus 1.1% as elected by the Partnership at the time of borrowing, and was 6.66% at December 31, 1998. Interest on balances outstanding under the Term Loan and the WC Loan, subsequent to conversion of Construction Loan to Term Loan, is based on the rates as noted during the Construction Loan period and is subject to an increase in the percentage as defined in the Agreement. Interest on letters of credit outstanding under the LOC Commitment is currently 1.1%, and is subject to periodic increases during the term of the Agreement. The LOC Commitment also is subject to a fee of 0.125%, due quarterly.

The Agreement provides for commitment fees of 0.375% on the unused Construction Loan, WC Loan and LOC Commitment.

To protect the Project Lender from the uncertainty of interest rate changes during the term of the loan, the Partnership entered into an agreement (the "Swap Agreement") with Chase Manhattan Bank

(the "Counterparty"), a participating bank in the Loan Agreement on March 1, 1996. Under the Swap Agreement, the Partnership agreed to swap interest payments with the Counterparty. Effective December 8, 1997, the Partnership is obligated to make fixed interest payments at a rate of 7.18% from effective date of December 8, 1997 through termination date of December 8, 2012 on a balance of $56,500,000 at December 8, 1997 and decreasing in accordance with the Swap Agreement. The Counterparty is obligated to make variable interest payments based on a three-month LIBOR, which was 5.2% at December 31, 1998, on the same balance.

The Partnership also has a Subordinate Credit Commitment with the Project's Contractor. The Contractor agreed to lend the Partnership $15,000,000 to provide additional funding for the construction of the Project. The funds are available after the Construction Loan commitments described above have been exhausted and the Partners have made their equity contribution of $30,000,000 to be used for the continuation of the Project's construction. The term of the Subordinate Debt is nine years and interest on the Subordinate Debt will be calculated using the prime rate for the first four years and prime rate plus 1.5% for the remaining years. During 1998, the Partnership borrowed the full $15,000,000 available under the Subordinate Debt.

During 1998, the Partnership received a notice of default from the Project Lender. Such default resulted in a cross-default on the Partnership's Subordinate Debt. See Note 2.

7.   CAPITAL CONTRIBUTIONS

During 1997, the Construction Loan (see Note 6) was fully utilized. Each of the Partners made an equity contribution of $10,000,000. The last contributions were made December 29, 1997.

8.   NEW ACCOUNTING PRONOUNCEMENTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities. This statement, which requires that costs related to start-up activities generally be expensed as incurred, is effective for fiscal years beginning after December 25, 1998. At this time, the Partnership has not determined the impact the adoption of this standard will have on the Partnership's financial statements.

In July 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, ("SFAS No. 133") Accounting for Derivative Instruments and Hedging Activities. This statement, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities, is effective for fiscal years beginning after June 15, 1999. At this time, the Partnership has not determined the impact the adoption of this standard will have on the Partnership's financial statements.

9.   SUBSEQUENT EVENTS

On February 28, 1999, the 20 year agreement with Exelon for fuel management services was terminated by mutual consent among the parties.

On March 10, 1999, the Court of Common Pleas granted the Partnership's motion for partial summary judgement effectively deciding the issue of liability on the contract claim against PECO and in favor of the Partnership in the matter discussed in Note 2. The trial will now be limited to the amount of damages PECO must pay the Partnership and the counts of fraud, conversion, breach of the implied covenant of good faith and fair dealing and breach of fiduciary duties. The trial is scheduled to begin March 29, 1999.

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